EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2007 through 2011

	2011(1)		2011		2010		2009		2008		2007
	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	972	Php	42,677	Php	53,685	Php	54,839	Php	54,049	Php	58,081
Add (Deduct):
Fixed Charges (see description below)		191		8,383		8,514		8,273		7,831		8,051
Amortization of capitalized interest		37		1,632		1,594		1,544		1,543		1,559
Capitalized interest		(15)		(648)		(710)		(691)		(778)		(542)

Total Earnings(2)	US$	1,185	Php	52,044	Php	63,083	Php	63,965	Php	62,645	Php	67,149

Fixed Charges
Interest on loans and related items	US$	121	Php	5,312	Php	5,471	Php	5,317	Php	5,083	Php	5,714
Capitalized interest		15		648		710		691		778		542
Amortization of debt issuance costs and debt discount		24		1,036		1,010		913		751		874
Estimated financing component of rent expense(3)		31		1,387		1,323		1,352		1,219		921

Total Fixed Charges	US$	191	Php	8,383	Php	8,514	Php	8,273	Php	7,831	Php	8,051

Ratio (a/b)(2)		6.2		6.2		7.4		7.7		8.0		8.3

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2011 has been translated into U.S. dollars at the exchange rate of Php43.92 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2011.
(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)	Rent expense substantially represents payments for the satellite circuits leased by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.